EXHIBIT 99.1

Colliers Reports Fourth Quarter Results

Robust revenue growth continues in high-value recurring services

Fourth quarter and full year operating highlights:

	Three months ended		Twelve months ended
	December 31		December 31
(in millions of US$, except EPS)	2023	2022	2023	2022

Revenues	$1,235.2	$1,222.4	$4,335.1	$4,459.5
Adjusted EBITDA (note 1)	198.4	202.7	595.0	630.5
Adjusted EPS (note 2)	2.00	2.31	5.35	6.99

GAAP operating earnings	132.6	103.8	300.9	332.5
GAAP diluted net earnings per share	1.42	0.51	1.41	1.05

TORONTO, Feb. 08, 2024 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced operating and financial results for the fourth quarter and year ended December 31, 2023. All amounts are in US dollars.

For the seasonally strong fourth quarter ended December 31, 2023, revenues were $1.24 billion, up 1% (flat in local currency) and adjusted EBITDA (note 1) was $198.4 million, down 2% (down 3% in local currency) versus the prior year quarter. Adjusted EPS (note 2) was $2.00, relative to $2.31 in the prior year quarter. Fourth quarter adjusted EPS would have been approximately $0.02 lower excluding foreign exchange impacts. GAAP operating earnings were $132.6 million as compared to $103.8 million in the prior year quarter. GAAP diluted net earnings per share were $1.42 versus $0.51 in the prior year quarter on a reduction in acquisition-related costs and lower non-controlling interest. The fourth quarter GAAP diluted net earnings per share would have been approximately $0.02 lower excluding changes in foreign exchange rates.

For the full year ended December 31, 2023, revenues were $4.34 billion, down 3% (3% in local currency) and adjusted EBITDA (note 1) was $595.0 million, down 6% (6% in local currency) versus the prior year. Adjusted EPS (note 2) was $5.35, relative to $6.99 in the prior year. Adjusted EPS for the year would have been approximately $0.02 lower excluding foreign exchange impacts. GAAP operating earnings were $300.9 million as compared to $332.5 million in the prior year. GAAP diluted net earnings per share were $1.41 compared to earnings per share of $1.05 in the prior year, with the prior year impacted by a loss on disposal of certain operations including Russia. The 2023 GAAP diluted net earnings per share would have been approximately $0.02 lower excluding changes in foreign exchange rates.

“In the fourth quarter, Colliers experienced robust revenue growth in its high-value recurring service lines. Outsourcing & Advisory and Investment Management delivered increases of 10% and 6%, respectively. Over the course of the year, these services achieved even greater growth, with respective increases of 11% and 28%,” said Jay S. Hennick, Chairman & CEO of Colliers.

“Colliers has strategically transformed into a highly diversified professional services company by expanding its operations to include additional recurring revenue streams such as Investment Management and Engineering and Design. Today, more than 70% of our earnings come from recurring services, which provide our business greater stability and predictability, setting us apart from our competitors.”

“Throughout the year, we observed industry-wide declines in transaction volumes, which had an impact on our Capital Markets and, to a lesser extent, Leasing revenues. However, we anticipate a return to higher transaction velocity in the latter half of 2024 as interest rates and credit conditions stabilize.”

“With our nearly 30-year track record of creating substantial shareholder value, coupled with the expectation of increased transactional revenue later this year and a robust pipeline of new opportunities, we are more excited about the future than ever,” he concluded.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a leading diversified professional services and investment management company. With operations in 66 countries, our 19,000 enterprising professionals work collaboratively to provide expert real estate and investment advice to clients. For more than 29 years, our experienced leadership with significant inside ownership has delivered compound annual investment returns of approximately 20% for shareholders. With annual revenues of $4.3 billion and $98 billion of assets under management, Colliers maximizes the potential of property and real assets to accelerate the success of our clients, our investors and our people. Learn more at corporate.colliers.com, X @Colliers or LinkedIn.

Consolidated Revenues by Line of Service

	Three months ended December 31		Change in US$ %	Change in LC %	Twelve months ended December 31		Change in US$ %	Change in LC %
(in thousands of US$)
(LC = local currency)	2023	2022			2023	2022

Outsourcing & Advisory	$580,375	$519,084	12%	10%	$2,082,124	$1,872,328	11%	11%
Investment Management (1)	129,134	121,307	6%	6%	487,457	378,881	29%	28%
Leasing	318,236	335,724	-5%	-6%	1,063,088	1,124,106	-5%	-5%
Capital Markets	207,423	246,290	-16%	-16%	702,472	1,084,172	-35%	-35%
Total revenues	$1,235,168	$1,222,405	1%	0%	$4,335,141	$4,459,487	-3%	-3%
(1) Investment Management local currency revenues, excluding pass-through carried interest, were up 4% and 38% for the three and twelve months ended December 31, 2023, respectively.

For the fourth quarter, consolidated revenues were flat on a local currency basis. The market-driven transaction slowdown in Capital Markets and, to a lesser extent, Leasing was offset by solid growth in Outsourcing & Advisory and Investment Management. Consolidated internal revenues measured in local currencies declined 2% (note 3) versus the prior year quarter.

For the year ended December 31, 2023, consolidated revenues decreased 3% on a local currency basis on lower Capital Markets and, to a lesser extent, Leasing activity partly offset by strong growth in Investment Management and Outsourcing & Advisory. Consolidated internal revenues measured in local currencies were down 8% (note 3).

Segmented Fourth Quarter Results
Revenues in the Americas region totalled $677.9 million, flat (down 1% in local currency) versus $678.9 million in the prior year quarter. The decline was driven by lower Capital Markets and Leasing activity partly offset by higher Outsourcing & Advisory revenues as well as the favourable impact of recent acquisitions. Adjusted EBITDA was $78.8 million, down 5% (5% in local currency) relative to the prior year quarter due to declines in higher margin transactional revenues. GAAP operating earnings were $53.3 million, relative to $52.0 million in the prior year quarter.

EMEA region revenues totalled $235.7 million, up 3% (down 2% in local currency) compared to $228.3 million in the prior year quarter, attributable to lower Capital Markets activity, particularly in Germany and the Nordics, partly offset by growth in Outsourcing & Advisory. Adjusted EBITDA was $35.7 million, flat (down 5% in local currency) compared to $35.9 million in the prior year quarter. GAAP operating earnings were $28.9 million compared to $30.4 million in the prior year quarter.

Revenues in the Asia Pacific region totalled $192.4 million compared to $193.6 million in the prior year quarter, down 1% (flat in local currency), due to lower Capital Markets activity offset by recent acquisitions. Adjusted EBITDA was $32.3 million, down 6% (5% in local currency) primarily on changes in service mix. GAAP operating earnings were $26.0 million, versus $29.0 million in the prior year quarter.

Investment Management revenues were $129.1 million relative to $121.3 million in the prior year quarter, up 6% (6% in local currency). Passthrough revenues (from historical carried interest) were $6.2 million versus $3.6 million in the prior year quarter. Excluding the impact of carried interest, revenue was up 5% (4% in local currency) driven by management fee growth from increased assets under management (“AUM”). Adjusted EBITDA was $53.8 million, up 1% (1% in local currency) compared to the prior year quarter. GAAP operating earnings were $41.5 million in the quarter, versus a GAAP operating loss of $18.8 million in the prior year quarter which was impacted by contingent acquisition consideration expense related to recent acquisitions. AUM was $98.2 billion as of December 31, 2023 compared to $97.7 billion as of December 31, 2022.

Unallocated global corporate costs as reported in Adjusted EBITDA were $2.4 million in the fourth quarter, relative to $3.5 million in the prior year quarter. The corporate GAAP operating loss for the quarter was $17.1 million, versus earnings of $11.2 million in the fourth quarter of 2022.

Segmented Full Year Results
Revenues in the Americas region totalled $2.51 billion for the year compared to $2.76 billion in the prior year, down 9% (9% in local currency). The revenue decline was largely driven by market conditions in Capital Markets and, to a lesser extent, Leasing. The decline was partly offset by internal growth in Outsourcing & Advisory revenues and the favourable impact of recent acquisitions. Adjusted EBITDA was $270.9 million, down 18% (18% in local currency) from $332.3 million in the prior year, impacted by (i) changes in service mix; and (ii) an $11.4 million gain on the termination of a lease which favourably impacted the prior year. GAAP operating earnings were $174.6 million, versus $254.4 million in 2022.

EMEA region revenues were $726.9 million for the full year compared to $715.1 million in the prior year, up 2% (down 1% in local currency). Local currency revenue mix shifted significantly, with Capital Markets and Leasing lower due to difficult macroeconomic conditions, almost fully offset by growth in Outsourcing & Advisory (including recent acquisitions). Adjusted EBITDA was $38.4 million, down 44% (50% in local currency) versus $68.5 million in the prior year on significantly lower higher-margin Capital Markets revenues. GAAP operating earnings were $5.5 million as compared to $9.9 million in 2022.

The Asia Pacific region generated revenues of $610.3 million for the year, which were flat (up 4% in local currency) compared to $608.5 million in the prior year. Both Leasing and Outsourcing & Advisory revenues (including recent acquisitions) were up, partly offset by a continued decline in Capital Markets activity consistent with the market conditions in the region. Adjusted EBITDA was $79.2 million, down 7% (4% in local currency) versus $85.1 million in the prior year. GAAP operating earnings were $62.7 million, versus $72.3 million in the prior year.

Investment Management revenues were $487.5 million compared to $378.9 million in the prior year, up 29% (28% in local currency). Pass-through revenue from historical carried interest was $6.8 million in the current year, versus $30.3 million in the prior year. Excluding the impact of pass-through revenue, revenues were up 38% (38% in local currency) and were positively impacted by (i) acquisitions and (ii) fundraising across all investment strategies which led to increased management fees. Adjusted EBITDA was $213.9 million, up 47% (46% in local currency), relative to $146.0 million in the prior year. GAAP operating earnings were $103.1 million, versus $37.1 million in 2022.

Unallocated global corporate costs as reported in Adjusted EBITDA were $7.4 million in 2023, relative to $1.4 million in the prior year, with the difference primarily attributable to foreign exchange gains in the prior year. The corporate GAAP operating loss was $45.0 million, relative to $41.1 million in 2022.

Outlook for 2024
For 2024, the Company expects Capital Markets and Leasing conditions to remain challenging in the first half of the year followed by year-over-year growth in the second half, with market sentiment improving and interest rates and credit conditions stabilizing. Outsourcing & Advisory revenue growth is expected to remain resilient. Investment Management revenues are expected to grow in line with fundraising, which is expected to improve relative to 2023.

The outlook for 2024 is as follows:

Measure	Actual 2023	Outlook for 2024
Revenue growth	-3%	+5% to +10%
Adjusted EBITDA growth	-6%	+5% to +15%
Adjusted EPS growth	-23%	+10% to +20%

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, health, social and related factors. Continued interest rate volatility and/or lack of credit availability for commercial real estate transactions could materially impact the outlook.

Conference Call
Colliers will be holding a conference call on Thursday, February 8, 2024 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call, as well as a supplemental slide presentation, will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where our business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to our Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations related to our global operations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors are identified in the Company’s other periodic filings with Canadian and US securities regulators (which factors are adopted herein and a copy of which can be obtained at www.sedar.com). Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Notes
Non-GAAP Measures
1. Reconciliation of net earnings to adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other expense (income); (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring costs and (ix) stock-based compensation expense. We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted EBITDA appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2023	2022	2023	2022

Net earnings	$81,221	$61,972	$144,691	$194,544
Income tax	29,974	24,976	68,086	95,010
Other income, including equity earnings from
non-consolidated investments	(912)	(2,329)	(5,919)	(5,645)
Interest expense, net	22,347	19,163	94,077	48,587
Operating earnings	132,630	103,782	300,935	332,496
Loss on disposal of operations	-	(524)	2,282	26,834
Depreciation and amortization	51,087	51,542	202,536	177,421
(Gains) losses attributable to MSRs	(5,436)	6,829	(17,722)	(17,385)
Equity earnings from non-consolidated investments	707	1,856	5,078	6,677
Acquisition-related items	(6,406)	26,406	47,096	77,144
Restructuring costs	15,435	5,023	27,701	5,485
Stock-based compensation expense	10,361	7,772	27,087	21,853
Adjusted EBITDA	$198,378	$202,686	$594,993	$630,525

2. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and adjusted EPS

Adjusted EPS is defined as diluted net earnings per share as calculated under the “if-converted” method, adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring costs and (vii) stock-based compensation expense. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

Similar to GAAP diluted EPS, Adjusted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method is dilutive for the adjusted EPS calculation for all periods where the Convertible Notes were outstanding.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2023	2022	2023	2022

Net earnings	$81,221	$61,972	$144,691	$194,544
Non-controlling interest share of earnings	(17,593)	(16,222)	(56,560)	(53,919)
Interest on Convertible Notes	-	2,300	2,861	9,200
Loss on disposal of operations	-	(524)	2,282	26,834
Amortization of intangible assets	36,269	39,111	147,928	128,741
(Gains) losses attributable to MSRs	(5,436)	6,829	(17,722)	(17,385)
Acquisition-related items	(6,406)	26,406	47,096	77,144
Restructuring costs	15,435	5,023	27,701	5,485
Stock-based compensation expense	10,361	7,772	27,087	21,853
Income tax on adjustments	(13,313)	(19,835)	(48,359)	(42,486)
Non-controlling interest on adjustments	(5,534)	(3,804)	(22,667)	(15,262)
Adjusted net earnings	$95,004	$109,028	$254,338	$334,749

	Three months ended		Twelve months ended
	December 31		December 31
(in US$)	2023	2022	2023	2022

Diluted net earnings per common share(1)	$1.42	$0.48	$1.38	$0.97
Interest on Convertible Notes, net of tax	-	0.04	0.04	0.14
Non-controlling interest redemption increment	(0.08)	0.49	0.47	1.97
Loss on disposal of operations	-	-	0.05	0.56
Amortization expense, net of tax	0.47	0.50	1.92	1.63
(Gains) losses attributable to MSRs, net of tax	(0.07)	0.08	(0.21)	(0.20)
Acquisition-related items	(0.14)	0.51	0.83	1.45
Restructuring costs, net of tax	0.24	0.08	0.43	0.08
Stock-based compensation expense, net of tax	0.16	0.13	0.44	0.39
Adjusted EPS	$2.00	$2.31	$5.35	$6.99

Diluted weighted average shares for Adjusted EPS (thousands)	47,582	47,215	47,504	47,897
(1) Amounts shown reflect the "if-converted" method's dilutive impact on the adjusted EPS calculation.

3. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay of dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended		Twelve months ended
	December 31		December 31
(in thousands of US$)	2023	2022	2023	2022

Net cash provided by operating activities	$157,103	$238,501	$165,661	$67,031
Contingent acquisition consideration paid	469	285	39,115	69,224
Purchase of fixed assets	(24,113)	(25,874)	(84,524)	(67,681)
Cash collections on AR Facility deferred purchase price	33,106	(57,052)	124,313	288,004
Distributions paid to non-controlling interests	(9,578)	(8,193)	(77,400)	(62,926)
Free cash flow	$156,987	$147,667	$167,165	$293,652

4. Local currency revenue and adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Percentage revenue variances presented on an internal growth basis are calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

5. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

6. Adjusted EBITDA from recurring revenue percentage

Adjusted EBITDA from recurring revenue percentage is computed on a trailing twelve-month basis and represents the proportion of adjusted EBITDA (note 1) that is derived from Outsourcing & Advisory and Investment Management service lines. Both these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months ended		Twelve months ended
	December 31		December 31
	2023	2022	2023	2022
Revenues	$1,235,168	$1,222,405	$4,335,141	$4,459,487

Cost of revenues	731,254	732,045	2,596,823	2,749,485
Selling, general and administrative expenses	326,603	309,154	1,185,469	1,096,107
Depreciation	14,818	12,431	54,608	48,680
Amortization of intangible assets	36,269	39,111	147,928	128,741
Acquisition-related items (1)	(6,406)	26,406	47,096	77,144
Loss on disposal of operations	-	(524)	2,282	26,834
Operating earnings	132,630	103,782	300,935	332,496
Interest expense, net	22,347	19,163	94,077	48,587
Equity earnings from unconsolidated investments	(707)	(1,856)	(5,078)	(6,677)
Other income	(205)	(473)	(841)	1,032
Earnings before income tax	111,195	86,948	212,777	289,554
Income tax	29,974	24,976	68,086	95,010
Net earnings	81,221	61,972	144,691	194,544
Non-controlling interest share of earnings	17,593	16,222	56,560	53,919
Non-controlling interest redemption increment	(3,805)	23,246	22,588	94,372
Net earnings attributable to Company	$67,433	$22,504	$65,543	$46,253

Net earnings per common share

Basic	$1.42	$0.52	$1.43	$1.07
Diluted (2)	$1.42	$0.51	$1.41	$1.05

Adjusted EPS (3)	$2.00	$2.31	$5.35	$6.99

Weighted average common shares (thousands)
Basic	47,333	42,968	45,680	43,409
Diluted	47,582	47,215	46,274	43,918

Notes to Condensed Consolidated Statements of Earnings
(1)	Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2)	Diluted EPS is calculated using the “if-converted” method of calculating earnings per share in relation to the Convertible Notes, which were issued on May 19, 2020 and fully converted or redeemed by June 1, 2023. As such, the interest (net of tax) on the Convertible Notes is added to the numerator and the additional shares issuable on conversion of the Convertible Notes are added to the denominator of the earnings per share calculation to determine if an assumed conversion is more dilutive than no assumption of conversion. The “if-converted” method is used if the impact of the assumed conversion is dilutive. The “if-converted” method was anti-dilutive for the year ended December 31, 2022.
(3)	See definition and reconciliation above.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	December 31,	December 31,
	2023	2022

Assets
Cash and cash equivalents	$181,134	$173,661
Restricted cash (1)	37,941	25,381
Accounts receivable and contract assets	726,764	669,803
Warehouse receivables (2)	177,104	29,623
Prepaids and other assets	306,829	269,605
Warehouse fund assets	44,492	45,353
Current assets	1,474,264	1,213,426
Other non-current assets	188,745	166,726
Warehouse fund assets	47,536	-
Fixed assets	202,837	164,493
Operating lease right-of-use assets	390,565	341,623
Deferred tax assets, net	59,468	63,460
Goodwill and intangible assets	3,118,711	3,148,449
Total assets	$5,482,126	$5,098,177

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,104,935	$1,128,754
Other current liabilities	75,764	100,840
Long-term debt - current	1,796	1,360
Warehouse credit facilities (2)	168,780	24,286
Operating lease liabilities - current	89,938	84,989
Liabilities related to warehouse fund assets	-	1,353
Current liabilities	1,441,213	1,341,582
Long-term debt - non-current	1,500,843	1,437,739
Operating lease liabilities - non-current	375,454	322,496
Other liabilities	151,333	139,392
Deferred tax liabilities, net	43,191	57,754
Liabilities related to warehouse fund assets	47,536	-
Convertible notes	-	226,534
Redeemable non-controlling interests	1,072,066	1,079,306
Shareholders' equity	850,490	493,374
Total liabilities and equity	$5,482,126	$5,098,177

Supplemental balance sheet information
Total debt (3)	$1,502,639	$1,439,099
Total debt, net of cash and cash equivalents (3)	1,321,505	1,265,438
Net debt / pro forma adjusted EBITDA ratio (4)	2.2	1.8

Notes to Condensed Consolidated Balance Sheets
(1)	Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2)	Warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3)	Excluding warehouse credit facilities and convertible notes.
(4)	Net debt for financial leverage ratio excludes restricted cash, warehouse credit facilities and convertible notes, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended		Twelve months ended
	December 31		December 31
	2023	2022	2023	2022

Cash provided by (used in)

Operating activities
Net earnings	$81,221	$61,972	$144,691	$194,544
Items not affecting cash:
Depreciation and amortization	51,087	51,542	202,536	177,421
Loss on disposal of operations	-	(524)	2,282	26,834
Gains attributable to mortgage servicing rights	(5,436)	6,829	(17,722)	(17,385)
Gains attributable to the fair value of loan
premiums and origination fees	(5,422)	(1,764)	(16,335)	(16,582)
Deferred income tax	10,522	(9,799)	(9,924)	(25,997)
Other	17,374	32,909	112,450	115,951
	149,346	141,165	417,978	454,786

Increase in accounts receivable, prepaid
expenses and other assets	(70,451)	(52,907)	(203,727)	(469,062)
Increase in accounts payable, accrued
expenses and other liabilities	15,118	47,655	9,036	39,166
Increase (decrease) in accrued compensation	54,793	78,095	(70,395)	(85,547)
Contingent acquisition consideration paid	(469)	(285)	(39,115)	(69,224)
Mortgage origination activities, net	6,633	4,722	20,667	25,639
Sales to AR Facility, net	2,133	20,056	31,217	171,273
Net cash provided by operating activities	157,103	238,501	165,661	67,031

Investing activities
Acquisition of businesses, net of cash acquired	952	(413,208)	(60,343)	(1,007,297)
Purchases of fixed assets	(24,113)	(25,874)	(84,524)	(67,681)
Purchases of warehouse fund assets	(73,039)	(44,000)	(122,604)	(161,042)
Proceeds from disposal of warehouse fund assets	24,258	89,073	74,627	137,578
Cash collections on AR Facility deferred purchase price	33,106	(57,052)	124,313	288,004
Other investing activities	(17,656)	(18,337)	(65,452)	(62,406)
Net cash used in investing activities	(56,492)	(469,398)	(133,983)	(872,844)

Financing activities
Increase (decrease) in long-term debt, net	(117,779)	254,000	92,046	929,041
Purchases of non-controlling interests, net	(8,072)	(189)	(32,661)	(31,622)
Dividends paid to common shareholders	-	-	(13,517)	(13,100)
Distributions paid to non-controlling interests	(9,578)	(8,193)	(77,400)	(62,926)
Repurchases of Subordinate Voting Shares	-	(39,362)	-	(165,728)
Other financing activities	15,981	3,617	23,726	(42,748)
Net cash provided by (used in) financing activities	(119,448)	209,873	(7,806)	612,917

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(679)	4,626	(3,839)	(33,333)

Net change in cash and cash
equivalents and restricted cash	(19,516)	(16,398)	20,033	(226,229)
Cash and cash equivalents and
restricted cash, beginning of period	238,591	215,440	199,042	425,271
Cash and cash equivalents and
restricted cash, end of period	$219,075	$199,042	$219,075	$199,042

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Three months ended December 31

2023
Revenues	$677,854	$235,699	$192,379	$129,134	$102	$1,235,168
Adjusted EBITDA	78,841	35,747	32,341	53,825	(2,376)	198,378
Operating earnings (loss)	53,271	28,894	25,982	41,540	(17,057)	132,630

2022
Revenues	$678,878	$228,346	$193,631	$121,286	$264	$1,222,405
Adjusted EBITDA	82,933	35,920	34,253	53,070	(3,490)	202,686
Operating earnings (loss)	52,015	30,364	29,022	(18,831)	11,212	103,782

			Asia	Investment
	Americas	EMEA	Pacific	Management	Corporate	Consolidated

Twelve months ended December 31

2023
Revenues	$2,510,002	$726,900	$610,313	$487,457	$469	$4,335,141
Adjusted EBITDA	270,902	38,373	79,238	213,925	(7,445)	594,993
Operating earnings (loss)	174,613	5,483	62,709	103,139	(45,009)	300,935

2022
Revenues	$2,756,345	$715,140	$608,460	$378,881	$661	$4,459,487
Adjusted EBITDA	332,347	68,501	85,092	145,955	(1,370)	630,525
Operating earnings (loss) (1)	254,375	9,891	72,256	37,055	(41,081)	332,496

Notes to Segmented Results

(1)   Operating earnings (loss) include loss on disposal of certain operations, primarily in EMEA.

COMPANY CONTACTS:
Jay S. Hennick
Chairman & Chief Executive Officer

Chris McLernon
Chief Executive Officer, Real Estate Services

Christian Mayer
Chief Financial Officer
(416) 960-9500